For the fiscal year ended (a) 10/31/96
File number (c) 811-4930
                         SUB-ITEM 77 D

                            EXHIBITS

          Policies with respect to security investment

     On May 8, 1996 the Board of Directors approved the following investment policy changes:
     (i) Subject to shareholder approval, Investment Restriction number 10 of Prudential Municipal Bond Fund is hereby deleted in its entirety and the following non-fundamental policy is adopted in its place:

     In order to comply with certain "Blue Sky" restrictions, the Fund will not as a matter of operating policy: Purchase any security if as a result the Series would then have more than 5% of its total assets (taken at current value) invested in industrial development revenue bonds where the private entity on whose credit the security is based, directly or indirectly, is less than three years old (including predecessors), unless the security purchased by the Series is rated by a nationally recognized rating service.
     (ii) Subject to shareholder approval, Investment Restriction number
     3 of Prudential Municipal Bond Fund would be restated as follows:

     Issue senior securities, borrow money or pledge its assets, except that each Series may borrow up to 30 [20]% of the value of its total assets (calculated when the loan is made) for temporary, extraordinary or emergency purposes and to take advantage of investment opportunities or for the clearance of transactions. The Series may pledge up to 30 [20]% of the value of its total assets to secure such borrowings. For purposes of this restriction, the preference as to shares of a Series in liquidation and as to dividends over all other Series of the Fund with respect to assets specifically allocated to that Series, the purchase or sale of securities on a when-issued or delayed delivery basis, the purchase and sale of financial futures contracts and collateral arrangements with respect thereto and obligations of the Series to Trustees, pursuant to deferred compensation arrangements, are not deemed to be the issuance of a senior security or a pledge of assets.*

     (iii) The Trustees hereby authorize the High Yield Series of Prudential Municipal Bond Fund to invest up to 10% of the value of its total assets in defaulted securities;

     (iv) The Trustees hereby authorize the Insured Series of Prudential Municipal Bond Fund to invest up to 5% of the value of its total assets in securities rated A or higher by Moody's Investors Service or Standard and Poor's Rating Group or another nationally recognized statistical ratings organization

*[Deletions are in brackets.] Additions are underlined.